LUCOR ANNOUNCES ACQUISITION

                   Jiffy Lube International's largest franchisee,
                           completes 23 store acquisition.

April 1, 1998
Raleigh, North Carolina

LUCOR Inc. announced today that the company has purchased, for cash, twenty three additional Jiffy Lube units. These units are located in Virginia in the Richmond area, and Tidewater area which includes; Virginia Beach, Norfolk, Chesapeake, Newport News and Hampton. Also included in the purchase are Jacksonville and Greenville, North Carolina. The exact terms of the sale, have not been disclosed at this time, however, the transaction is a purchase of substantially all the assets of the two operations for approximately $13 Million dollars. Management has obtained financing of 80% of this transaction with Enterprise Mortgage Acceptance Corporation (EMAC). Management believes the acquisition will have a positive impact on earnings.

 "It is always a pleasure to welcome a newly acquired group of employees into the LUCOR family. The stores have had a successful history because of dedicated employees and a strong management team and we are pleased that we will be part of their future," commented LUCOR's President, Jerry Conway.

LUCOR Inc. found its niche in the quick lube industry, and has become the largest franchisee of Jiffy Lube International, Inc. and is also the only publicly traded Jiffy Lube franchisee. With the acquisition, LUCOR, Inc. operates 125 Jiffy Lube Stores in seven states; North Carolina, Ohio, Kentucky, Pennsylvania, Tennessee, Michigan, and Virginia, with it's corporate office in Raleigh, North Carolina. LUCOR, Inc. is continuing to execute its expansion program to include new units and acquisitions to move toward a long range objective of operating 300 locations.